SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 05 March, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|

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Exhibit 1.1	Total Voting Rights and Share Capital dated 05 March 2025

Exhibit 1.1

5 March 2025

BP p.l.c.
Total voting rights and share capital

BP p.l.c. announces that on 5 March 2025, 270,554,372 ordinary shares with a par value of US$0.25 each ("Shares") were transferred out of treasury in connection with distributions to participants in certain of its employee share schemes.

BP p.l.c.'s issued share capital now comprises 16,276,617,790 Shares (excluding treasury shares), each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of Shares now held in treasury by BP p.l.c. is 209,695,204, representing 1.29% of total voting rights. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 16,281,700,290. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules ("DGTRs").

This announcement is made in accordance with the requirements of UK Listing Rule 9.8.2 and DGTR 5.6.1A and 5.5.1A.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer
BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure
	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	5 March 2025

3. New total number of voting rights:
No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,276,617,790
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	209,695,204
New total number of voting rights (including treasury shares):	16,491,395,494

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 March 2025
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary